UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Cerminara           Frank
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President, CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/31/01 (1)J        4.8883        A  $0.00000 (1)                D  Direct
Common Stock                                  01/28/02    M        7,100.0000    A  $24.50000                   D  Direct
Common Stock                                  01/28/02    S        7,100.0000    D  $68.69000    179.8883       D  Direct
Common Stock                                  12/31/01 (2)A        220.0500      A  $0.00000 (2) 5,973.9200     I  401(k) Plan

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $24.50000       01/28/02       M                          7,100.0000                    01/03/04
(right to buy) (3)
Non-Qualified Stock Option     $69.31000       01/22/02       A         20,000.0000                       (4)          01/21/12
(right to buy) (3)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     01/28/02  Common Stock                   7,100.0000    $68.69000   0.0000        D   Direct
(right to buy) (3)
Non-Qualified Stock Option     01/22/02  Common Stock                   20,000.0000               20,000.0000   D   Direct
(right to buy) (3)

Explanation of Responses:

(1)
These shares have been acquired from January 1, 2001 through December 31, 2001 pursuant to a Hershey Foods Dividend Reinvestment Plan. Shares were purchased quarterly at prices ranging from $61.71 to $69.32.
(2)
These shares were acquired from January 1, 2001 through December 31, 2001 pursuant to the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). These shares were purchased at various intervals, and the closing price on December 31, 2001 was $67.70. The exact price of each share at the date of acquisition is not readily determinable.
(3)
These options were granted under the Hershey Foods Corporation 1987 Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.
(4)
Options vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on the second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fully vested on the fourth anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/S/ Cerminara           Frank
DATE FEBRUARY 7, 2002